December 10, 2007

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC  20549

Attn:  Ms. Karen Garnett

Via Facsimile and EDGAR

RE:

The Quantum Group, Inc.

Registration Statement Form SB-2, File Number 333-142990

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated October 25, 2006 was distributed in and outside the United States during the period from October 25, 2007 and November 19, 2007, the preliminary prospectus dated November 20, 2007 was distributed in and outside of the United States during the period from November 20, 2007 to December 5, 2007, the preliminary prospectus dated December 6, 2007 was distributed in and outside of the United States during the period from December 6, 2007 to the present date.

Approximately 4,200 preliminary prospectuses, dated October 25, 2007, were distributed to approximately 500 prospective Underwriters and Dealers. Approximately 3,200 preliminary prospectuses were delivered to approximately 1,500 individuals and approximately 1,300 preliminary prospectuses were delivered to approximately 700 institutional investors.

Approximately 2,400 preliminary prospectuses, dated November 20, 2007, were distributed to approximately 55 prospective Underwriters and Dealers. Approximately 1,200 preliminary prospectuses were delivered to approximately 1,200 individuals and approximately 300 preliminary prospectuses were delivered to approximately 250 institutional investors.

Approximately 1,150 preliminary prospectuses, dated December 6, 2007, were distributed to approximately 50 prospective Underwriters and Dealers. Approximately 650 preliminary prospectuses were delivered to approximately 650 individuals and approximately 200 preliminary prospectuses were delivered to approximately 150 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Sincerely,

Paulson Investment Company, Inc.

Trent D. Davis
Chief Executive Officer

cc:   Mr. Duc Dang

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